Brandon M. Warrington

Assistant Secretary

One American Road

Dearborn, MI 48126

(531) 910-8465

July 29, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Hodan Siad and Arthur Sandel

Telephone No.: (202) 679-7829 and (202) 551-3262

Re:	Ford Credit Auto Lease Two LLC

CAB East LLC

CAB West LLC

Request for Acceleration of Registration Statement on Form SF-3 (the "Registration Statement")

Filed July 11, 2025; File No. 333-287350, 333-287350-01 and 333-287350-02

Ladies and Gentlemen:

According to Rule 461 under the Securities Act of 1933, as amended, Ford Credit Auto Lease Two LLC, CAB East LLC and CAB West LLC (collectively, the "Registrants") request the acceleration of the effective date of the above-captioned Registration Statement, which was filed on May 16, 2025 and amended on July 11, 2025, such that the Registration Statement becomes effective at 10:00 a.m. on Thursday, July 31, 2025, or as soon thereafter as practicable.

The Registrants acknowledge that (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Registrants may not assert staff comments and the declaration of effectiveness of the Registration Statement as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Sincerely,

FORD CREDIT AUTO LEASE TWO LLC

By:	/s/ Brandon M. Warrington
Name:	Brandon M. Warrington
Title:	Assistant Secretary

CAB EAST LLC

By:	/s/ Brandon M. Warrington
Name:	Brandon M. Warrington
Title:	Assistant Secretary

CAB WEST LLC

By:	/s/ Brandon M. Warrington
Name:	Brandon M. Warrington
Title:	Assistant Secretary